NASD ⌀001

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03013909

AB 3/5/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED MAR 0 4 2003 WASH., D.C. 155 SECTION

| SEC FILE NUMBER |
|---|
| 8- 46034 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
10-00281

Slusser Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Mr. Peter Slusser, 153 East 53rd Street, Suite 5100
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter Slusser 212-355-5233
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber & Nasberg, LLP
(Name — if individual, state last, first, middle name)

150 East 58th Street (Address) New York (City) New York (State) 10155 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, W. Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

[signature]
Signature

President
Title

[signature]
Notary Public

MARY A. CARIELLO
NOTARY PUBLIC, State of New York
No. 24-01PO4654753
Qualified in Richmond County
Cert. Filed in New York County
Commission Expires April 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davis, Graber & Nasberg, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor • New York, NY 10155
Tel: (212) 371-9077 • Fax: (212) 758-0215

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Slusser Associates, Inc.

We have audited the accompanying statement of financial condition of Slusser Associates Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial position based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Slusser Associates Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Davis, Graber & Nasberg, LLP
January 27, 2003

# Slusser Associates Inc.
## Statement of Financial Condition
## December 31, 2002

### Assets

| | | |
|---|---|---|
| Cash | $ | 28,250 |
| U.S. Treasury bills, at fair market value | | 104,558 |
| Marketable equity securities, at fair market value | | 69,390 |
| Advances to affiliate | | 362,012 |
| Accrued advisory fees receivable | | 1,000 |
| Accrued interest receivable | | 363 |
| Computers, net of accumulated depreciation of $15,077 | | 2,866 |
| | $ | 568,439 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accrued expenses | $ | 60,167 |
| Loan payable stockholder, non interest bearing | | 100,000 |
| Deferred taxes payable | | 4,000 |
| Income taxes payable | | 325 |
| **Total liabilities** | | 164,492 |
| Commitments ( Notes 2 and 3 ) | | |
| **Stockholder's equity:** | | |
| Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100 | | 100 |
| Additional paid-in capital | | 159,900 |
| Retained earnings | | 243,947 |
| **Total stockholder's equity** | | 403,947 |
| | $ | 568,439 |

*See accompanying notes to financial statements.*

## Note 1- Accounting Policies and Other Matters

### Organization and Business Activity

Slusser Associates Inc. ( the "Company" ) is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company engages in investment banking activities.

### Cash

The Company maintains its cash in one money center bank. The balances are insured by the Federal Insurance Corporation up to $100,000. Such cash balances at times may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

### Marketable Equity Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

### Income Taxes

The Company, with the consent of its sole stockholder, has elected to have its income taxed as an S corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the company's taxable income or loss on their personal income tax returns. Therefore, Federal income taxes are not provided for in these financial statements. However, New York State imposed a corporate level tax based on the differential between corporate and individual tax rates. The financial statements include a provision for both this tax and for New York City General Corporation Tax, as New York City does not recognize S corporation status.

## Note 1- Accounting Policies and Other Matters ( Continued )

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Related Party Transactions

The Company has a Fee Sharing Arrangement ( " Arrangement " ) with an affiliated corporation. Among other things, the Arrangement provides that substantially all operating expenses associated with the Company's investment banking operations will be incurred by the affiliate and that the affiliate will share in the Company's revenues from principal operations as follows:

( *i* ) All revenues to the extent of operating expenses incurred by the affiliate, as defined.

( *ii* ) 50 % of the excess, up to $5,000,000, and 30% of the excess, over $5,000,000, of revenues from principal operations over expenses, as defined.

In the event that total revenues from investment banking operations of the Company are less than the affiliate covered operating expenses in any year, any shortfall is carried forward to the succeeding year's fee sharing calculation. On termination of the Arrangement any carryover expires. At December 31, 2002 there was a carryover of approximately $583,000 to be carried forward to the 2003 fee sharing calculation.

The Arrangement may be terminated by either party, subject to one year's written notice.

As of December 31, 2002, the Company had advanced to the affiliate approximately $362,000 in excess of the amount payable by it under Arrangement.

## Note 3- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital not exceed a ratio of 15 to 1. At December 31, 2002, the Company had net capital of $20,483 and a ratio of aggregate indebtedness to net capital of 8 to 1. The Company's minimum net capital requirement was $5,000.

DGN Davis, Graber & Nasberg, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor • New York, NY 10155
Tel: (212) 371-9077 • Fax: (212) 758-0215

**Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5**

Board of Directors and Stockholder
Slusser Associates Inc.
New York, New York

In planning and performing our audit of the financial statements of Slusser Associates Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures ( including tests of compliance with such practices and procedures ) followed by Slusser Associates Inc. that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

January 27, 2003